UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CLEARWIRE CORPORATION
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
18538Q 105
(CUSIP Number)
Broady R. Hodder
Senior Vice President and General Counsel
4400 Carillon Point
Kirkland, Washington 98033
(425) 216-7600
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications)
Copies to:
J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,904,172.90	$1,382.07

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s Class A Common Stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 4,957,053 shares of the issuer’s Class A Common Stock and have an aggregate value of $11,904,172.90 as of May 4, 2011, calculated using a Black-Scholes option pricing model based on a price per share of the issuer’s Class A Common Stock of $5.14, the average of the high and low prices of the issuer’s Class A Common Stock as reported on the NASDAQ Global Select Market on May 4, 2011.

**	The Amount of the Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,382.07	Filing Party:	Clearwire Corporation

Form of Registration No.:	005-84306	Date Filed:	May 9, 2011
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

EXPLANATORY NOTE
     This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on May 9, 2011, relating to an offer by Clearwire Corporation, a Delaware corporation (the “Company”), to certain eligible employees, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of the Company’s common stock for restricted stock units (the “Exchange Offer”) on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units, dated May 9, 2011 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO.
     This Amendment No. 1 is filed to report the results of the Exchange Offer by amending only the item of the Schedule TO included below, and unaffected items are not included herein. Except as specifically provided in this Amendment No. 1, the information contained in the Schedule TO remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO. All defined terms used in this Amendment No. 1 have the same meaning as in the Offer to Exchange.
ITEM 4. Terms of the Transaction
     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:
     The Exchange Offer expired at 5:00 p.m., Pacific Daylight Time, on June 7, 2011. Pursuant to the Exchange Offer, 4,390,002 eligible options were tendered, representing 91.7% of the total options eligible for exchange in the Exchange Offer. On June 8, 2011, the Company granted an aggregate of 1,812,144 restricted stock units in exchange for the eligible options surrendered in the Exchange Offer.
SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2011	CLEARWIRE CORPORATION
	By:	/s/ Hope F. Cochran
	Name:	Hope F. Cochran
	Title:	Chief Financial Officer